Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone : (03) 3817- 5064 Fax : (03) 3811- 2830

Jun 27, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Room 3117(Mail Stop 3-9)
450 Fifth Street[redacted]
Washi[redacted]

02042314

SUPPL

02 JUL -2 AM 12:34

EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to comfirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

PROCESSED
JUL 1 5 2002
THOMSON FINANCIAL

Thank you for your attention to this matter.

Very truly yours,

Hirokazu Kanai

Hirokazu Kanai
Manager, Finance Group,
Finance & Accounting Division
Eisai Co., Ltd.

NOTICE **June 27, 2002**

Listed Stock Name:	Eisai Co., Ltd.
Head Office Location:	4-6-10 Koishikawa Bunkyo-ku, Tokyo
President and CEO:	Mr. Haruo Naito
Code:	4523
Listed Locations:	First Sections of the Tokyo Stock Exchange & the Osaka Securities Exchange
Inquiries:	Mr. Nobuo Deguchi Corporate Officer (Vice President) Public Relations & Legal Affairs Phone 81-3-3817-5190

Notice of Allotment of Stock Options

As per Article 280, Sections 20 and 21, of the Commercial Code and resolution by the General Meeting of Shareholders, the terms stock options ("Shinkabu Yoyaku Ken") to be issued have been determined by the Board of Directors Meeting held on June 27, 2002 as outlined below.

1. Overview of the Stock Option Plan
   (1) Type and number of shares to be used for stock options
   175,000 ordinary shares of the Company
   (2) Number of stock options
   1,750 stock options.
   In the event the total number of actual application comes short of the projected number of allotment stipulated above, the said total number of actual application shall be deemed the number of stock options in the aggregate.
   The number of shares constituting one stock option (hereafter "number of shares") shall be 100 shares. However, in the event the Company carries out a stock split or reverse stock split, the number of shares will be adjusted according to the following formula. Amounts of less than one (1) share arising from this adjustment will be disregarded.

   Adjusted no. of shares = Pre-adjustment no. of shares x (Reverse) Stock split ratio

   In addition, in the event of a certain occurrence, such as a merger or spin-off, which necessitates the Company to adjust the number of shares, the number of shares shall be adjusted rationally in consideration of the conditions of such an event, i.e. the merger or spin-off.
   (3) Issuing price and issuance date of stock options
   The stock options shall be issued gratis. The date of issuance shall be July 1, 2002.
   (4) Amount to be paid for the exercise of stock options
   The exercise price shall be determined on July 1, 2002.
   The amount to be paid for the exercise of stock options will be the amount to be

paid per share of stock issued or transferred as a result of the exercise of the stock option (hereafter "exercise price") multiplied by the number of shares per one stock option.

The exercise price will be the average closing price for the Company's ordinary shares on the Tokyo Stock Exchange of each day (excluding days on which no trades are concluded) of the month preceding the month during which the stock option is issued (with amounts of less than ¥1 rounded up to the nearest yen). However, if this amount is less than the closing price on the issuance date (in the event no trades are concluded on that date, the immediately preceding day on which a trade is concluded), the closing price on the issue date shall be the exercise price.

(5) Adjustment of exercise price

In the event the Company carries out a stock split or reverse stock split, the exercise price will be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{1}{\text{(Reverse) Stock split ratio}}$$

However, in the event the Company issues new shares or disburses treasury stock shares at an amount less than the market price (excluding the conversion of convertible bonds as per the Commercial Code prior to the "Partial Revision of the Commercial Code" (2001 Law No. 128) (hereafter the "Previous Commercial Code") and the exercise of subscription rights for new shares as per Article 280-19 of the Previous Commercial Code), the exercise price shall be adjusted according to the following formula (with amounts of less than ¥1 rounded up to the nearest yen).

$$\text{Adjusted exercise price} = \text{Pre-adjustment exercise price} \times \frac{\text{Number of previously issued shares} + \dfrac{\text{Number of new shares issued} \times \text{Subscription price per share}}{\text{Market price}}}{\text{Number of previously issued shares} + \text{Number of new shares issued}}$$

In the above formula, "Number of previously issued shares" is the total number of shares issued by the Company excluding treasury stock shares held by the Company. In the event treasury stock shares are disbursed, "Number of new shares issued" and "Subscription price per share" shall be read as "Number of treasury stock shares disposed" and "Disposed price."

In addition, in the event of a certain occurrence such as a merger or spin-off which necessitates the Company to adjust the exercise price, the exercise price shall be adjusted rationally in consideration of the conditions of such an event.

(6) Exercise period for stock options

From July 1, 2002 until June 27, 2012

(7) Other conditions for the exercise of stock options

The partial exercise of stock options is not permitted.

(8) Cancellation of stock options

The Company may at any time acquire and cancel stock options that it acquires.

(9) Transfer restrictions on stock options
The transfer of stock options requires the approval of the Board of Directors.

(10) The total amount of ordinary shares to be issued or transferred by exercise of stock options
The amount thereof shall be determined on July 1, 2002.

(11) The amount to be incorporated into capital out of the issuance amount in the event of issuance of ordinary shares by exercising stock options
The amount thereof shall be determined on July 1, 2002.

(12) The number and breakdown of the counter party to be solicited for application
To be allotted to 4 Company Board Members and 37 employees, totaling 41.

2. Allotment of Stock Options

When stock options are to be allotted, The Company and the counter party, the Board Members and the employee to whom the stock options are being allotted, will enter into a "Contract for the Allotment of Stock Options" under the following terms and conditions which deemed reasonable for its purpose:

(1) Persons who receive a stock option allotment may exercise those options after they cease to be a Director or employee of the Company. In the event a person who has been allotted stock options dies, their legal heir may exercise the options. Both cases, however, will be regulated as per the conditions set forth in the Contract for the Allotment of Stock Options.

(2) Persons receiving an allotment of stock options may not assign nor pledge them to a third party, nor otherwise dispose of those stock options in any manner.

(3) It shall provide provisions regarding other conditions on the exercise of stock options and other matters.

(Note)

1. Date of resolution by the Board of Directors for proposing such agenda to the General Shareholders' Meeting: May 14, 2002
2. Date of resolution by the General Shareholders Meeting: June 27, 2002